Exhibit 12.1

INVITAE CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the years ended December 31,
	2012	2013	2014	2015	2016
Earnings (deficiency):
Net loss before provision for income taxes	$(8,602)	$(24,838)	$(47,492)	$(89,782)	$(100,256)
Fixed charges, as calculated below	29	56	61	211	421
Earnings (deficiency)	(8,573)	(24,782)	(47,431)	(89,571)	(99,835)
Fixed Charges
Interest expense	29	56	61	211	(420,869)
Amortization of debt issuance cost	-	-	-	-	421,290
Estimated interest portion of rental expense	-	-	-	-	-
Total fixed charges	29	56	61	211	421
Ratio of earnings to fixed charges (1)	-	-	-	-	-

(1)

Our earnings were inadequate to cover fixed charges for the year ended December 31, 2012,2013, 2014, 2015 and 2016 by $8.6 million, $24.8 million, $47.5 million, $89.8 million and 100.3 million, respectively.